FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 22, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1          RNS Announcement, re: Restructuring Update  22 October 2004




22 October 2004

                               British Energy plc


Restructuring update

British Energy is continuing to work hard to implement the Agreed Restructuring and to finalise and to satisfy the remaining requirements for publication of the required circulars to bondholders and shareholders and prospectus for British Energy Group plc and British Energy Holdings plc (the proposed holding companies of the restructured group).

The Company currently expects to achieve sufficient progress with a view to posting the circulars and prospectus in November, holding meetings of bondholders and shareholders in December and seeking Court sanction of the Creditors' Scheme and Members Scheme and completing the Agreed Restructuring in late January 2005.

The board will keep under review whether in the circumstances an extension of the present Restructuring Long Stop Date of 31 January 2005 is appropriate but no decision has been taken at this time. In addition, any extension would require the approval of the Secretary of State for Trade and Industry, BNFL and the requisite majorities of creditors and there can be no assurance that such approvals will be forthcoming.

The Agreed Restructuring remains subject to a large number of important conditions and significant uncertainties. If for any reason the Company is unable to implement the Agreed Restructuring prior to the Restructuring Long Stop Date, it may be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders.

The Company expects to announce later today the results of the requisitioned extraordinary general meeting to be held at 3.00pm this afternoon.



Contact:


Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01355 26 2202        (Investor Relations)



Find this News Release on our web-site: www.british-energy.com



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 22, 2004                    BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations